Gaming and Leisure Properties, Inc.

845 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

February 16, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Gaming and Leisure Properties, Inc.
Registration Statement on Form S-4
File No. 333-206649

Dear Ms. Barros:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gaming and Leisure Properties, Inc. (“GLPI”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 10:00 a.m., Eastern time, on Tuesday, February 16, 2016, or as soon as possible thereafter.

In connection with this request, GLPI acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve GLPI from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	GLPI may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gaming and Leisure Properties, Inc.

By:	/s/ Brandon J. Moore
Brandon J. Moore Senior Vice President, General Counsel and Secretary